================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               -----------------
                             Pitt-Des Moines, Inc.
                           (Name of Subject Company)

                         Ironbridge Acquisition Corp.
                            Ironbridge Holding LLC
                           Ironbridge Holding Corp.
                          The 2001 Haber Family Trust
                                  James Haber
                      (Name of Filing Person -- Offeror)

                     Common Stock, no par value per share
                        (Title of Class of Securities)

                                  724508-106
                     (CUSIP Number of Class of Securities)

                                  James Haber
                                   President
                         Ironbridge Acquisition Corp.
                         950 Third Avenue, 23rd Floor
                           New York, New York 10022
                           Telephone: (212) 688-2700
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             Robert M. Unger, Esq.
                 Brown Raysman Millstein Felder & Steiner LLP
                               900 Third Avenue
                           New York, New York 10022
                           Telephone: (212) 895-2000

                           CALCULATION OF FILING FEE

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
 -----------------------------------------------------------------------------
 Transaction Valuation*                                   Amount of Filing Fee
 -----------------------------------------------------------------------------
     $258,272,913                                              $51,654.58
 -----------------------------------------------------------------------------

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* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $33.90 cash per share with 7,618,670 shares outstanding as of January 30, 2002 and assumes that none of the 783,800 shares reserved for issuance upon the exercise of outstanding stock options is issued.
[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid:          Filing Party:
   Form or Registration No:         Date Filed:
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

   This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Ironbridge Acquisition Corp., a Pennsylvania corporation, Ironbridge Holding LLC, a Delaware limited liability company and the sole shareholder of Ironbridge Acquisition Corp. ("Parent"), Ironbridge Holding Corp., a Delaware corporation and the sole manager of Parent ("Manager"), The 2001 Haber Family Trust, a Wyoming trust that is the sole shareholder of Manager and the sole member of Parent (the "Trust"), and James Haber to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value per share (the "Common Stock"), of Pitt-Des Moines, Inc., a Pennsylvania corporation (the "Company"), at a purchase price of $33.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(ii). Ironbridge Acquisition Corp., Parent, Manager, the Trust and James Haber are collectively referred to herein as "Purchaser", unless the context otherwise indicates, in which case the term "Purchaser" refers to Ironbridge Acquisition Corp.

Item 1.  Summary Term Sheet.

   The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

   (a) Name and address. The name of the subject company is Pitt-Des Moines, Inc. The Company's executive offices are located at 1450 Lake Robbins Drive, Suite 400, The Woodlands, Texas 77380, telephone (281) 765-4600.

   (b) Securities. The exact title of the class of equity securities being sought in the Offer is common stock, no par value per share, of the Company, of which 8,946,468 shares were issued, 7,618,670 shares were outstanding, 1,327,798 shares were held in treasury and 783,800 were reserved for issuance upon the exercise of outstanding stock options as of January 30, 2002. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

   (c) Trading market and price. The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

   (a) Name and address. This Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (b) Business and background of entities.  The information set forth in
Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (c) Business and background of natural persons.

      (1) and (2). The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

      (3) and (4). During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on
   Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

      (5) Country of citizenship. All of the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

Item 4.  Terms of the Transaction.

   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

   (a) Transactions. During the past two years, there have been no transactions that would be required to be disclosed under this Item 5 (a) between any of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

   (b) Significant Corporate Events. The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement and the Plan of Merger") of the Offer to Purchase and in Exhibit (a)(1)(i) of this Schedule TO is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase and in Exhibit (a)(1)(i) of this Schedule TO, there have been no contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 (b) between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer for, or other acquisition of, the Company's securities, an election of the Company's directors or a sale or other transfer of a material amount of assets of the Company.

Item 6.  Purposes of the Tender Offer and Plans or Proposals of the Bidder.

   (a) (c)(1)-(7). The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and the Plan of Merger"), Section 12 ("Purpose of the Offer; The Merger; Plans for the Company"), Section 13 ("Dividends and Distributions") and
Section 14 ("Effect of the Offer on the Market for the Shares, American Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

   (a), (b) and (d). The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

   (a) and (b). The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

   The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

   (a) and (b). Not applicable because the form of payment consists solely of cash, the Offer is not conditioned upon financing and the Offer is for all outstanding Shares. Purchaser and Parent do not believe that their financial condition is material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 11.  Additional Information.

   (a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

   (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

(a) (1)(i)    Offer to Purchase dated February 7, 2002.

(a) (1)(ii)   Letter of Transmittal.

(a) (1)(iii)  Notice of Guaranteed Delivery.

(a) (1)(iv)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
              Nominees.

(a) (1)(v)    Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (1)(vi)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (1)(vii)  Summary Advertisement as published on February 7, 2002.

(a) (1)(viii) Press Release dated February 1, 2002.

(b)(1)        Credit Agreement, dated as of February 1, 2002, among Ironbridge Acquisition Corp., Utrecht-
              America Finance Co., as Initial Lender, and Cooperatieve Centrale Raiffeisen-Boerenleenbank
              B.A., "Rabobank Nederland," New York Branch, as Agent (the "Credit Agreement").

(b)(2)        Security Agreement, dated as of February 1, 2002, made by Ironbridge Acquisition Corp. in favor of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York
              Branch, as Agent for the lenders party to the Credit Agreement.

(d)(1)        Merger Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc., Ironbridge
              Acquisition Corp. and Ironbridge Holding LLC.

(d)(2)        Plan of Merger by and between Ironbridge Acquisition Corp. and Pitt-Des Moines, Inc.

(d)(3)        Asset Purchase Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc. and
              PDM Bridge Corp., as sellers, and Steel Bridges, LLC, as buyer.

(g)           None.

(h)           None.


Item 13.  Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         IRONBRIDGE HOLDING LLC

                                         By: Ironbridge Holding Corp., its
                                               Manager

                                         By:       /S/  JAMES HABER
                                             -----------------------------
                                                       James Haber
                                                        President

                                         IRONBRIDGE ACQUISITION CORP.

                                         By:       /S/  JAMES HABER
                                             -----------------------------
                                                       James Haber
                                                        President

                                         IRONBRIDGE HOLDING CORP.

                                         By:       /S/  JAMES HABER
                                             -----------------------------
                                                       James Haber
                                                        President

                                         THE 2001 HABER FAMILY TRUST

                                         By:     Fiduciary Management
                                                    Services, Inc.,
                                                      as trustee

                                         By:      /S/  THOMAS N. LONG
                                             -----------------------------
                                                      Thomas N. Long
                                                        President

                                                   /S/  JAMES HABER
                                             -----------------------------
                                                       James Haber

   Date: February 7, 2002

                                 EXHIBIT INDEX

Exhibit No.                                       Description
-----------                                       -----------

(a)(1)(i)    Offer to Purchase dated February 7, 2002

(a)(1)(ii)   Letter of Transmittal

(a)(1)(iii)  Notice of Guaranteed Delivery

(a)(1)(iv)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees

(a)(1)(v)    Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Nominees

(a)(1)(vi)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(vii)  Summary Advertisement as published on February 7, 2002

(a)(1)(viii) Press Release dated February 1, 2002

(b)(1)       Credit Agreement, dated as of February 1, 2002, among Ironbridge Acquisition Corp.,
             Utrecht-America Finance Co., as Initial Lender, and Cooperatieve Centrale Raiffeisen-
             Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as Agent (the
             "Credit Agreement")

(b)(2)       Security Agreement, dated as of February 1, 2002, made by Ironbridge Acquisition Corp.
             in favor of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank
             Nederland," New York Branch, as Agent for the lenders party to the Credit Agreement

(d)(1)       Merger Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc.,
             Ironbridge Acquisition Corp. and Ironbridge Holding LLC

(d)(2)       Plan of Merger by and between Ironbridge Acquisition Corp. and Pitt-Des Moines, Inc.

(d)(3)       Asset Purchase Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines,
             Inc. and PDM Bridge Corp., as sellers, and Steel Bridges, LLC, as buyer